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
CONTACTS:
LORUS THERAPEUTICS INC.                         CANADIAN MEDIA CONTACT:                    US MEDIA CONTACT
Corporate Communications                        Eliza Walsh                                Jennifer Taylor
Grace Tse                                       Mansfield Communications Inc.              Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380                    Tel: (416) 599-0024                        Tel: (212) 370-5045
Email:  ir@lorusthera.com                       Email:  eliza@mcipr.com   Email:           jennifer@mcipr.com
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       LORUS THERAPEUTICS PARTICIPATES IN 11TH ANNUAL BIOPARTNERING EUROPE
                         CONFERENCE IN LONDON, ENGLAND

        - Lorus highlights progress of its extensive oncology pipeline -



TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, OCTOBER 14, 2003 - Lorus Therapeutics Inc. ("Lorus") announced that executives from Lorus are presenting a comprehensive review of Lorus' oncology pipeline today between 1:30 p.m. and 4:00 p.m. at the 11th Annual BioPartnering Europe (BPE) conference being held at the Queen Elizabeth II Conference Centre in London, England.

The session will include a presentation of the company's clinical and pre-clinical programs, and highlight the progress Lorus has made in advancing these programs. Currently, Lorus has one phase I clinical trial in the US, four phase II clinical trials in the US and Canada, and a pivotal phase III registration clinical trial in North America and Europe.

BPE provides an opportunity for North American and European biotechnology companies to network and develop new partnerships and is the largest European conference of this kind. It was through the 2001 BioPartnering Europe Conference that Lorus began its discussions with Cyclacel Limited of the UK. These discussions led to the recent exclusive worldwide licensing agreement for the development and commercialization of Lorus' pre-clinical compound NC 381.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market
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conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

                                      -30-